UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transaction period from_______________to_______________ Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN (Full title of the Plan)

PREMIERWEST BANCORP (Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road Medford, OR 97504 (address of principal executive office of the issuer)

     PREMIERWEST BANCORP
401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-9

SUPPLEMENTAL INFORMATION
Schedule H, line 4i – Schedule of assets (held at end of year)	10-11

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Administrative Committee of PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medford, Oregon
June 27, 2007

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2006	2005

ASSETS
Investments
Investments, at fair value
PremierWest Bancorp common stock	$ 4,619,228	$ 3,517,752
Pooled separate accounts	6,474,602	6,005,302
Investments, at contract value
Guaranteed investment contracts	438,647	391,480
Participant loans, at cost	121,359	95,922

	11,653,836	10,010,456

Employer contribution receivable	-	25,037

Cash	2,373	91,037

NET ASSETS AVAILABLE FOR BENEFITS	$ 11,656,209	$ 10,126,530

See accompanying notes.

2

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$ 1,368,789
Interest and dividends	57,322

1,426,111

Contributions
Participants'	1,214,394
Employer	337,505
Participants' rollovers	104,328
Other	1,852

1,658,079

3,084,190

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	1,532,144
Deemed distributions of loans	1,333
Plan administrative fees	21,034

1,554,511

NET INCREASE	1,529,679

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,126,530

End of year	$ 11,656,209

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, “the Bank” or “Employer”). John Hancock USA (John Hancock) is the custodian for the pooled separate accounts, guaranteed investment contracts and participant loans. A. G. Edwards is the custodian of the majority of employer securities. Northwest Retirement Plans, Inc. is the record keeper for the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility – All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions – Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank. In addition, at the Bank’s discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. During the year ended December 31, 2006, the Bank elected to contribute 50% of the first 6% of each participant’s deferral contributions. No profit sharing contribution was made in 2006. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participants’ Accounts – Participants’ contributions are credited to the individual accounts. Each participant’s account is also credited with Employer contributions and allocations of the Plan’s earnings or losses. Allocations are based on the participant’s eligible contributions or compensation, as defined.

Vesting – Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant’s share of the Employer’s contributions and actual earnings or losses thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank’s contributions and the actual earnings or losses thereon.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Loans – Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the plan administrator, which is fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2006 ranged from 6.0% to 10.5% .

Payments of Benefits – Upon retirement, death or separation of service, participants (or their beneficiaries) may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator will distribute payment in the form of a lump-sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump sum distribution, the plan administrator will roll over the distribution into an individual retirement account. If the vested portion of the account balance exceeds $5,000 (disregarding any rollover contributions), the Plan permits the participant to elect distribution as a lump sum or installment for required minimum distributions only. Forfeitures – If a participant terminates employment before becoming fully vested, the unvested portion of the Bank’s contributions is forfeited upon the earlier of the distribution of the participant’s account or five consecutive one-year breaks in service. Forfeitures as they occur are utilized to reduce the Bank’s subsequent matching contributions. During the year ended December 31, 2006, forfeited account balances of $31,988 were used to reduce the Bank’s matching contribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements and schedules in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation – The Plan’s investments in common stock and pooled separate accounts are stated at fair value. The fair value of the common stock is based on quoted market prices. The fair value of the pooled separate accounts is based on the market value of the underlying investments held within the funds. The Plan’s guaranteed investment contracts are stated at contract value, which approximates fair value, as reported to the Plan by John Hancock based on the market values of the underlying assets. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant loans are stated at cost, which approximates fair value.

Due to changes in economic conditions, interest rates and common stock prices, the fair value of the Plan’s investments can be volatile. Consequently, the fair value of the Plan’s investments can significantly change in the near term as a result of such volatility.

Purchases and sales of investment securities are recorded on a trade-date basis.

New Accounting Pronouncement – As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. SOP 94-4-1 requires the statement of net assets available for benefits present the fair value of the investment, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. It has been determined that SOP 94-4-1 does not apply to the Plan assets as they are not considered to be fully benefit-responsive. Guaranteed investment contracts have been stated at contract value, as management has determined that the difference between contract and fair value is immaterial.

Income Recognition – Contributions from participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer contributions are accrued as they are determined by the Bank.

The difference in fair value from one period to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains or losses on the sale of such investments during the period. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plan Expenses – All administrative expenses of the Plan are paid by the Bank, except for certain contract administration fees which are charged directly to the respective participants’ accounts.

Risks and Uncertainties and Concentrations of Credit Risk – The Plan provides for various investment options that have different investment strategies. These investments are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

NOTE 3 – INVESTMENTS

All investments are participant directed. Participants have the option of investing in the common stock of the Employer, pooled separate accounts, or guaranteed investment contracts with John Hancock. John Hancock maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants should refer to the separate prospectuses for a complete description of the individual investment funds.

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets:

December 31,

	2006	2005

PremierWest Bancorp Stock Fund	$ 4,619,228	$ 3,517,752
Pooled separate accounts
Money Market Fund	$ 988,915	$ 1,286,579
Lifestyle Balanced 640 Fund	$ 1,087,225	$ 1,027,852
Lifestyle Growth 820 Fund	$ 766,655	$ 598,411

During the year ended December 31, 2006 the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Pooled separate accounts	$ 677,507
Common stock	691,282

$ 1,368,789

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has entered into investment contracts with John Hancock. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by John Hancock. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.11%, 3.36%, and 4.53%, respectively, for the three-year, five-year and ten-year guaranteed investment contracts for the year ended December 31, 2006. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become fully vested in their accounts and the value of all participant accounts would be distributed to them. Additionally, the Employer has the authority to amend the Plan at its discretion, provided that no amendment shall cause the balance of any participant’s account to be reduced.

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST

The Bank is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. Some of the trustees are also participants of the Plan. Participants may also invest in John Hancock mutual funds. The Plan pays investment fees to the custodians responsible for holding its assets.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – INCOME TAX STATUS

The Bank has adopted a non-standardized Defined Contribution Regional Prototype Plan (the Prototype Plan), which received a favorable determination letter from the Internal Revenue Service on November 27, 2001, which stated that the Prototype Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2006. Consequently, no provision for income taxes has been included in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-1282171 PLAN 001
DECEMBER 31, 2006

(a)	(b) Identity of issue,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor, or	maturity date, rate of interest,		value
	similar party	collateral, par, or maturity value

*	John Hancock Life	Guaranteed Interest Account
		1.90 - 7.12%, various maturity dates	N/A	$ 438,647
*	John Hancock Life	U.S. Core Fund (VS)	N/A	107,059
		Lifestyle Conservative	N/A	247,852
		Lifestyle Moderate	N/A	416,645
		Lifestyle Balanced	N/A	1,087,225
		Lifestyle Growth	N/A	766,655
		Lifestyle Aggressive	N/A	302,959
		Money Market Fund	N/A	988,915
		US Government Secs Fund (VS)	N/A	80,293
		Active Bond Fund	N/A	24,285
		Investment Qual Bond Fund (VS)	N/A	2,985
		Total Return Fund (VS)	N/A	68,503
		Global Bond Fund (VS)	N/A	9,856
		High Yield Fund (VS)	N/A	18,701
		Global Fund (VS)	N/A	40,037
		Income & Value Fund (VS)	N/A	62,286
		Equity Income Fund (VS)	N/A	233,629
		Fundamental Value Fund (VS)	N/A	61,317
		All Cap Value Fund (VS)	N/A	50,947
		500 Index Fund	N/A	250,952
		Value Fund (VS)	N/A	78,877
		Mid Cap Value Fund (VS)	N/A	60,667
		Small Company Value Fund (VS)	N/A	46,439
		Real Est. Securities Fund (VS)	N/A	139,532
		Utilities Fund (VS)	N/A	35,713
		Blue Chip Growth Fund (VS)	N/A	106,792
		Global Allocation Fund (VS)	N/A	5,824
		Total Stock Market Index Fund	N/A	16,544
		US Large Cap Fund (VS)	N/A	130,868
		Strategic Opps Fund (VS)	N/A	37,417
		Large Cap Value Fund (VS)	N/A	129
		All Cap Core Fund (VS)	N/A	16,809
		Capital Appreciation Fund (VS)	N/A	89,838
		Mid Cap Index Fund	N/A	63,564
		Quantitative Mid Cap Fund (VS)	N/A	7,040
		Intl Small Cap Fund (VS)	N/A	57,868
		International Value Fund (VS)	N/A	33,588

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-1282171 PLAN 001
DECEMBER 31, 2006

	International Equity Index Fund	N/A	$ 18,796
	US Global Leaders Fund	N/A	25,882
	International Core Fund (VS)	N/A	29,358
	Financial Services Fund (VS)	N/A	35,382
	All Cap Growth Fund	N/A	29,832
	Mid Cap Stock Fund (VS)	N/A	109,652
	Dynamic Growth Fund (VS)	N/A	54,807
	Science & Technology Fund (VS)	N/A	105,307
	Small Cap Index Fund	N/A	58,942
	Strategic Bond Fund (VS)	N/A	42,106
	Emerging Small Co Fund (VS)	N/A	50,852
	Small Cap Opportunities Fund	N/A	99,680
	Health Sciences Fund (VS)	N/A	44,356
	Pacific Rim Fund (VS)	N/A	21,040

	Pooled separate accounts	-	6,474,602

* Participant Loans	Participant Loans 6.00% - 10.50%	-	121,359

* AG. Edwards & Sons	Cash	N/A	2,060
* John Hancock Investments	Cash-Credit Available Account	N/A	313
* PremierWest Bancorp	Employer Security - 289,425 shares	N/A	4,619,228

N/A – Cost is not applicable to participant directed investments * Parties in interest

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2007	PremierWest Bancorp 401(k) Profit Sharing Plan

By: /s/ Tom Anderson
Tom Anderson, Executive Vice President and
Chief Financial Officer and Plan Trustee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm